July 6, 2011

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

RE:         Axim International Inc.

                Form 10 – Amendment No. 2

                Filed June 14, 2011

                File No.  0-54296

We confirm that management has not received any commitments from its contacts in sourcing viable projects or any financial commitments to fund operations pursuant to the letter from management dated April 11, 2011 as attached as Exhibit 10.2.

Please refer to page four, 2nd paragraph:

Management is intends on sourcing a viable project through solicitation of various business associates in North America, South East Asia and the Caribbean.  Management’s contacts in the mentioned areas are primarily through personal relationships. Management is in contact with business associates that have access to various technologies that may be suitable as a target company.  Management will select a target company which management believe will have a specific niche market. As of to date, Management has not received any commitments from these contacts.

Please refer to page 11, 5th paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operation”:

Effective April 11, 2011, we received confirmation from the Registrant’s President that costs relating to filing of Exchange Act report and investigating, analyzing and consummating and acquisition shall be funded by loans or private placements. The letter from the Registrant’s President is attached as Exhibit 10.2.  As of to date, only the Registrant’s President is committed to advance such funds.  We have not received commitments or advances from any third parties.

We confirm the following statements:

-          The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

-          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-          The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us at 1-888-597-8899 should you have any questions.  Thank you.

Sincerely,

/s/ Rosemary Samuels

Rosemary Samuels

President